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                          March 29, 2021

       Mark Fogel
       Chief Executive Officer
       ACRES Commercial Realty Corp.
       865 Merrick Avenue
       Suite 200 S
       Westbury, NY 11590

                                                        Re: ACRES Commercial
Realty Corp.
                                                            Form S-3
                                                            Filed March 16,
2021
                                                            File No. 333-254315

       Dear Mr. Fogel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Mark E. Rosenstein,
Esq.